FORM 6-K

1SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[  X  ]..... Form 40-F...[      ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]            No  [  X  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-08

April 21, 2004

Cumberland Commences 2004 Exploration Drill Program at Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX:CLG) announces that drilling programs are now underway at its 100% owned Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut. The 2004 exploration program includes two phases of diamond drilling totaling approximately 12,000 metres. A total of four rigs are now active and expected to complete drilling by the end of September. Budgeted at $4.7 million, the 2004 program focuses on the expansion of existing gold deposits, exploration of new targets and continued grassroots exploration within the 25 kilometre gold trend at Meadowbank.

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely-spaced, near surface gold deposits:

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,100	4.30	2,998,000
Inferred	5,699,700	4.30	788,000

2004 Exploration Targets

Goose Island Deposit Expansion

A series of drill holes will test the extension of the Goose Island deposit at depth.  In1997 and 1998, high grade intersections were yielded below the current preliminary open pit designs. Intersections included:

Hole 97-134:  12.62 g/t over 4.62 m at 200 m below surface

Hole 97-163:  15.15 g/t over 9.50 m at 400 m below surface

Hole 97-165:  18.02 g/t over 2.00 m at 250 m below surface

                                 and   15.97 g/t over 3.00 m at 350 m below surface

Hole 98-238:  12.53 g/t over 3.55 m at 250 m below surface

Vault – Northeast Expansion

The shallow northeast margin of the Vault deposit will be drilled for expansion potential. This area of the deposit returned near surface, high grade intersections in wide-spaced 2002 drilling, including:

Hole 02-52:  8.23 g/t over 2.45 m at 100 m below surface

Hole 02-56:  12.74 g/t over 3.65 m at 60 m below surface

Vault – Expansion to the South

Overburden drill programs in 2002 detected anomalous gold in rock and soils located 400 metres south of the known margin of the Vault deposit. Subsequent drilling in 2003 yielded shallow intersections and similar geology to that seen at Vault. Drill hole VLT03-135 intersected 2.84 g/t over 3.10 metres at 13 metres below surface.

Crown Area

The Crown area, identified in 2003, is a prospective target located 3.5 kilometres north of the Vault deposit. Mineralization occurs in both outcrop and float, and is similar to that seen at the Vault deposit. Eleven wide spaced grab samples taken from two islands in Wally Lake assayed between 1.33 g/t and 13.45 g/t.

Other Targets along Regional Gold Trend

The Phase II drill program will focus on additional targets along the regional gold trend including the potential expansion of the PDF deposit and exploration of the Jim zone and Longroot area.

Feasibility Progress

In March 2004, the Company announced that the Meadowbank feasibility study would not be completed by the end of the first quarter of 2004 as originally planned and that due to seasonal constraints in shipping such delay would result in a one year setback to the planned development of the project. In addition, the Company announced an increase in its preliminary capital cost estimates for the Meadowbank project due to higher than anticipated costs for almost all items required for construction.

A management committee, chaired by Co-Chairman Walter Segsworth, has commenced a thorough review of all aspects of the preliminary estimate of capital costs and work is progressing on a wide range of design configurations and alternative throughput variations with a view to finding the most economically attractive parameters for developing a mine at Meadowbank.

Cumberland is a well financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut, Canada: Meadowbank (100%) and Meliadine West (22% carried to production).

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis. B.Sc., P. Geo.”

President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied. The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies. The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Resource estimates (Q1/2004) were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

CUMBERLAND RESOURCES LTD.

www.cumberlandresources.com TSX; AMEX – CLG

MEADOWBANK GOLD PROJECT

Crown – New Surface Exploration Target

Plan View

4.46
58
4.36
9.5
1.71
2.08
1.33
3.10
2.52
13.45
3.37
1.07
CROWN
18.55
Wally Lake
Spring 2004
DRILL TARGET AREA
> 1,000 m long trend
3.49
3.49
2.64
6.83
FAULT
Vault Deposit
3.5 km south
0
250 m
Felsic to intermediate volcaniclastics, tuff
Intermediate volcaniclastic, tuffs and breccia
Iron Formation
2003 diamond drill hole
Anomalous grab sample (g/t Au)
RC drill hole (pristine + modified gold grains)

Potential Underground Expansion at Goose Island

Vertical Cross Section Looking West

Surface
100m
0 m
-100 m
-200 m
-300 m
-400 m
12.62/4.62
18.02/2.00
OPEN
8.47/1.30
12.53/3.55
2.64/3.23
MINERALIZED ZONE
(1 gram shell)
15.97/3.00
15.15/9.50
2.63/5.55
OPEN
OPEN
Preliminary pit ($325) 2003 limit
1997-98 DDH pierce point
Au g/t / metres
0
200 m